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January 22, 2020	Jimena Acuña Smith
T. 415-315-2306
jimena.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Jaea Hahn

Re:         Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Hahn:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 51 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on December 20, 2019. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on November 15, 2019, to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Equity ESG Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about January 27, 2020, to be effective on January 29, 2020 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Summary Prospectus

1.

Comment: In the “Annual Fund Operating Expenses” table, please confirm that shareholders of each share class of the Fund are subject to an advisory fee as required by Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund so confirms.

2.	Comment: In the “Annual Fund Operating Expenses” table, please confirm that the costs for shareholder services and distribution will be disclosed separate from the advisory fee.

Response: The Fund so confirms.

3.	Comment: Please confirm that the expense limitation arrangement will continue in effect for at least one year from the effective date of the Fund’s prospectus.

Response: The Fund confirms that the expense limitation arrangement will continue in place for at least one year from the effective date of the prospectus unless terminated or amended earlier by the Fund’s Board of Trustees.

4.

Comment: Please consider revising footnote 3 to the “Annual Fund Operating Expenses” table as well as the corresponding disclosure in the statutory prospectus to state that, under the expense limitation arrangement, the Investment Manager is permitted to recoup amounts waived or reimbursed only if repayment of waived fees and reimbursement of expenses does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both (i) the expense cap in place at the time such amounts were waived, and (ii) the Fund’s current expense cap.

Response: As drafted, footnote 3 provides in part “…that a prior fiscal year’s expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time such expenses were waived or reimbursed.” This language was previously revised for the Funds in response to prior SEC Staff comments, and we believe it adequately conveys the intention indicated in the revisions the Staff suggests. Therefore, the Fund respectfully has determined not to revise the language.

5.

Comment: With regard to the definition of “Emerging Market Country” in the first paragraph of the “Principal Investment Strategies” section, please consider narrowing the third-party index reference from all countries represented in “any widely-recognized index” of emerging market securities (e.g. MSCI Emerging and Frontier Markets Index) to one index.

Response: The Fund respectfully submits that the reference to any widely-recognized index of emerging market securities more accurately describes the Fund’s investment strategy, which does not attempt to replicate or closely track the performance of any particular index. The Investment Manager believes that the Fund could benefit from having the flexibility to invest in a country represented in one widely-recognized index of emerging market securities but not another.

6.

Comment: With regard to the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”), which is described in the “Principal Investment Strategies” section, please confirm supplementally that the Fund will use the market value of its investments in derivatives for purposes of determining compliance with its Name Policy.

Response. For purposes of determining compliance with its Name Policy, the Fund generally intends to account for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology to account for the exposure for purposes of its Name Policy.

7.	Comment: In the “Principal Risks” section, please consider listing the principal risks in order of significance instead of in alphabetical order.

Response: In response to the Staff’s suggestion, the Fund will list what it believes to be the most significant principal risks first and alphabetize the remaining principal risks.

8.

Comment: In the “Principal Risks” section, please consider revising “Counterparty and Third Party Risk” to specify which derivatives, as identified in the Fund’s “Principal Investment Strategy” section, may involve counterparty risk.

Response: The requested change has been made, as follows:

“Counterparty and Third Party Risk: Transactions involving a counterparty to a derivative contract, repurchase agreement, reverse repurchase agreement, or other financial instrument, or to a third party responsible for servicing the instrument, are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction;”

9.	Comment: In the “Principal Risks” section, please consider whether the following risks are principal risks of the Fund and revise the disclosure in the “Principal Investment

Strategies” and “Principal Risks” sections accordingly: Credit Risk, Financial Services Risk, Interest Rate Risk and IPO Risk.

Response: The Fund has reviewed its principal risk disclosure and believes that each of the noted risks should be identified as principal risks.

10.

Comment: In the “Principal Risks” section, please review the Fund’s “Derivatives Risk” disclosure to ensure that it is tailored to those risks that relate to the derivatives strategies discussed in the “Principal Investment Strategies” section. See the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Fund has reviewed its “Derivatives Risk” disclosure and respectfully submits that such disclosure is consistent with the referenced letter.

11.

Comment: In the “Principal Risks” section, please clarify, if accurate, that “Focused Investment Risk” relates to the risk that the Fund’s investments may be focused on issuers that meet the ESG criteria.

Response: As indicated in the current disclosure, the Fund considers “Focused Investment Risk” to be associated with the Fund’s possible investments in a “limited number of issuers, sectors or industries.” The Investment Manager’s ESG Criteria is not designed or intended to result in a focus on any particular issuer, sector or industry. The Fund believes that including a separate “ESG Criteria Risk” is the better approach to explaining the risks associated with a focus on issuers that meet the ESG criteria.

12.	Comment: In the “Principal Risks” section, please move “ESG Criteria Risk” to the beginning of the list to give it greater prominence.

Response: The requested change has been made.

Statutory Prospectus

13.

Comment: Please note that the principal investment strategies described in the Fund’s Item 9 disclosure appears to be largely duplicative of the principal investment strategies described in the Fund’s Item 4 disclosure. See Investment Management Guidance Update 2014-08. Please review the Fund’s Item 9 disclosure and consider removing disclosure that is repetitive of the Fund’s Item 4 disclosure.

Response: The Fund has considered the Staff’s suggestion and has determined not to make any changes to the noted disclosure.

14.

Comment: In the “Summary of Principal Risks” section, please consider whether the following risks are principal risks of the Fund and revise the disclosure accordingly: Credit Risk, Financial Services Risk, Interest Rate Risk and IPO Risk.

Response: The Fund has reviewed its principal risk disclosure and believes that each of the noted risks should be identified as principal risks.

15.

Comment: In the “Management of the Fund” section, please consider omitting the following disclosure if inapplicable to the Fund as a new series of the Trust: “As part of its planning for regulatory change and ongoing regulatory compliance in the United Kingdom, the advisory services provided to the Funds were novated from Ashmore Investment Management Limited (“AIML”), the Funds’ former investment adviser, to Ashmore Investment Advisors Limited effective July 18, 2014.”

Response: The requested change has been made.

16.

Comment: Please explain supplementally how the following disclosure in the “Management of the Fund—Investment Manager” section relates to the requirement in Item 10(a)(1)(ii)(B) to describe the compensation of the Investment Manager: “Notwithstanding any other provision of the Investment Management Agreement, to the extent that the Investment Manager is required to account to the Fund and/or make any payments to the Fund under the Investment Management Agreement, any such amounts will not be subject to CASS 7 of the CASS Sourcebook of the FCA Rules as may be amended, supplemented or varied from time to time and the Investment Manager will pay such amounts to the Funds within 30 days of them becoming due and payable.” Please also define the following abbreviated terms: “CASS 7,” “CASS Sourcebook” and “FCA” and explain their relevance to the Investment Manager and the Fund.

Response: The referenced disclosure has been removed.

17.

Comment: In the “Management of the Fund—Portfolio Manager” section, please consider clarifying that the portfolio manager has had primary responsibility for the day-to-day management of the Fund as of the specific month and year, instead of “since inception.”

Response: The requested change has been made.

18.

Comment: In the “Management of the Fund—Portfolio Manager” section, please limit the discussion of the portfolio manager’s business experience to the past five (5) years in accordance with Item 10(a)(2) of Form N-1A.

Response: The requested change has been made.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (415) 315-2306 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

cc:          Paul Robinson, Ashmore Investment Management Limited

David C. Sullivan, Ropes & Gray LLP